140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
October 15, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Attention:    Lisa Etheredge
        Robert Littlepage
        Alexandra Barone
        Jeffrey Kauten
    Re:    Expensify, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 24, 2021
CIK No. 0001476840
Ladies and Gentlemen:
On behalf of our client, Expensify, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to the JOBS Act on April 28, 2021 (the “Draft Submission”), as most recently amended by Amendment No. 2 to the Draft Submission submitted on September 24, 2021 (“Amendment No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on October 14, 2021 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

October 15, 2021 Page 2
Amendment No.2 to Draft Registration Statement on Form S-1
Management’s Discussion and Analysis
Non-GAAP financial measures, page 85
1.In order to avoid giving undue prominence to Adjusted EBITDA and Adjusted EBITDA margin, please revise to move the discussion of these measures until after your analysis of GAAP results of operations. Please refer to Question 102.10 of the C&DI on Non-GAAP Financial Measures.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Registration Statement.
Comparison of the six months ended June 30, 2020 and 2021, page 89
2.We note several instances where the amounts presented in MD&A are inconsistent with the amounts presented in the audited financial statements. For example, in all periods presented, expenses presented in the tables on pages 90-92 are not consistent with the line items reported on the Consolidated Statements of Income on page F-4. We also note that the amount of stock based compensation presented in your Non-GAAP reconciliation on page 79 for the year ended December 31, 2019 is not consistent with the amount reported on page F-7.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91, 92, 93 and 94 of the Registration Statement. The Company notes the Staff's comment on the presentation of the stock based compensation and has added additional disclosure on pages 81 and 98. For the year ended December 31, 2019, we recorded stock based compensation of $3,487,089 in the consolidated statement of income. Of this amount, $1,706,305 was recorded through additional paid in capital and $1,780,784 thousand was not recorded within additional paid in capital as it represents the excess of the repurchase price over the fair value of shares repurchased in accordance with ASC 505-30-50-3. For further disclosure the Company respectfully directs the Staff to Note 9 – Stock-Based Compensation, page F-30, for further explanation on our stock based compensation presentation for the year ended December 31, 2019.

3.We note under Subsequent events that in July 2021, the company determined that it would pay a cash bonus to each of its employees in a value that approximates the cost of each employee exercising 45% of their total outstanding shares. We further note that through September 24, 2021, you paid nearly $9.5 million in cash bonuses to employees. Please revise your MD&A to disclose this obligation, including its anticipated impact on your future cash flows and operating expenses for the foreseeable future. Please also revise your disclosure on page F-21 to disclose the total amount of remaining cash bonuses, if any, that you reasonably expect to pay subsequent to September 24, 2021. Please refer to Item 303 of Regulation S-K and ASC 855-10-50-2.

October 15, 2021 Page 3
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 88, 89 and F-21 of the Registration Statement.
Consolidated Financial Statements
Note 9 – Stock-Based Compensation, page F-29
4.Please provide us with a breakdown of the details of all stock-based compensation awards granted since June 30, 2020, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the Staff with the requested analysis under separate cover.
* * *

October 15, 2021 Page 4
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Best regards,

/s/ Tad J. Freese

Tad J. Freese
of LATHAM & WATKINS LLP

cc:	(via email)
Ryan Schaffer, Chief Financial Officer, Expensify, Inc.
Alexa M. Berlin, Latham & Watkins LLP
Benjamin A. Potter, Latham & Watkins LLP
Christopher Shoff, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP